Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE CO.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2012	2011	2010	2009	2008
Earnings, as defined:
Pretax income from operations	$168,598	$145,034	$126,933	$108,245	$52,769
Add: Fixed charges	103,760	100,901	100,518	114,684	74,525
Total earnings, as defined	$272,358	$245,935	$227,451	$222,929	$127,294

Fixed charges, as defined:
Interest charges	$69,074	$65,095	$63,912	$71,688	$61,090
Interest component of leases	34,686	35,806	36,606	42,996	13,435
Total fixed charges, as defined	$103,760	$100,901	$100,518	$114,684	$74,525
Ratio of earnings to fixed charges	2.6	2.4	2.3	1.9	1.7